November 12, 2004
Mail Stop 0408

By U.S. Mail and facsimile to (773) 382-2142

Mr. Donald A. Moll
President and Chief Executive Officer
Royal Financial, Inc.
9226 South Commercial Avenue
Chicago, IL 60617

Re:	Royal Financial, Inc.
	Amendment Number Two to Form SB-2 filed November 9, 2004
	File No. 333-119138

Dear Mr. Moll:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Cover Page

1. Please confirm that the cover page will be on one page.

2. Please provide specific commencement and termination dates for any community offering and syndicated community offering and make conforming changes throughout the registration statement.

3. Please indicate that if the minimum number of shares is not sold by the latest extension date, all funds will be promptly returned.

Federal Tax Opinion of Vedder, Price, Kaufman & Kammholz, P.C.

4. Please remove representation number 22. Whether Royal Financial and Royal Bank are corporations is a legal issue.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sharon Johnson at (202) 942-2961 or Don Walker at
(202) 942-1799 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 824-5538 or me at (202) 942-2889 with any other questions.


						Sincerely,



						William Friar
						Senior Financial Analyst


cc:	Daniel C. McKay
	John T. Blatchford
	Vedder, Price, Kauffman & Kammholz, PC
	222 North LaSalle Street, Suite 2600
	Chicago, IL 60601
Royal Financial, Inc.
Mr. Donald A. Moll
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